UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008	Commission File Number 1-32895

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Penn West Energy Trust
(Translation of registrant's name into English)

Suite 200, 207 – 9th Avenue SW
Calgary, Alberta  T2P 1K3
Canada
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST, by its administrator, Penn West Petroleum Ltd.

By:	/s/ Todd Takeyasu

Name:	Todd Takeyasu
Title:	Executive Vice President and Chief Financial Officer

Date: November 11, 2008

EXHIBIT INDEX

Exhibit	Description

99.1	Third Quarter Interim Report and Financial Statements for the Period Ended September 30, 2008
99.2	Reconciliation of Canadian and United States Generally Accepted Accounting Principles
99.3	Form 52-109F2 Certification of Interim Filings Chief Executive Officer
99.4	Form 52-109F2 Certification of Interim Filings Chief Financial Officer